UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3
to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

WEATHERFORD INTERNATIONAL, LLC

(Name of Co-Applicant)*

2000 St. James Place, Houston, Texas 77056

(Address of Principal Executive Offices of Co-Applicant)

WEATHERFORD INTERNATIONAL LTD.

(Name of Co-Applicant)*

2000 St. James Place, Houston, Texas 77056

(Address of Principal Executive Offices of Co-Applicant)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amout
11.000% Senior Unsecured Notes Due 2024	$2,100,000,000†

Approximate date of proposed public offering:

As soon as practicable after court approval of a rights offering for such securities pursuant to the Joint Prepackaged Plan of Reorganization of Weatherford International plc and its Affiliate Debtors under Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”).

Christina M. Ibrahim	Copies to:
Weatherford International plc	Ryan J. Maierson
Executive Vice President, General Counsel,	John M. Greer
Chief Compliance Officer and Corporate Secretary	Latham & Watkins LLP
2000 St. James Place	811 Main Street, Suite 3700
Houston, Texas 77056	Houston, Texas 77002
(713) 836-4000	(713) 546-5400
(Name and Address of Agent for Service)

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

†                                          The principal amount of the Notes to be issued by each Co-Applicant will be disclosed in an amendment to this application.

*                                         The Co-Applicants listed on the following page are also included in this application as Applicants.

Table of Co-Applicants

Name of Guarantors

Advantage R&D, Inc.

Benmore In-Depth Corp.

Case Services, Inc.

Colombia Petroleum Services Corp.

Columbia Oilfield Supply, Inc.

Datalog Acquisition, LLC

Discovery Logging, Inc.

Edinburgh Petroleum Services Americas Incorporated

eProduction Solutions, LLC

High Pressure Integrity, Inc.

In-Depth Systems, Inc.

International Logging LLC

International Logging S.A., LLC

Key International Drilling Company Limited

PD Holdings (USA), L.P.

Precision Drilling GP, LLC

Precision Energy International Ltd.

Precision Energy Services Colombia Ltd.

Precision Energy Services ULC

Precision Energy Services, Inc.

Precision Oilfield Services, LLP

Sabre Drilling Ltd.

Stealth Oil & Gas, Inc.

Tooke Rockies, Inc.

Visean Information Services Inc.

Visual Systems, Inc.

Warrior Well Services, Inc.

Weatherford (Nova Scotia) ULC

Weatherford (PTWI), L.L.C.

Weatherford Artificial Lift Systems, LLC

Weatherford Australia Pty Limited

Weatherford Bermuda Holdings Ltd.

Weatherford Canada Ltd.

Weatherford Colombia Limited

Weatherford DISC Inc.

Weatherford Drilling International (BVI) Ltd.

Weatherford Drilling International Holdings (BVI) Ltd.

Weatherford Eurasia Limited

Weatherford European Holdings (Luxembourg) S.à r.l.

Weatherford Global Services LLC

Weatherford Holdings (Bermuda) Ltd.

Weatherford Holdings (BVI) Ltd.

Weatherford Holdings (Switzerland) GmbH

Weatherford International (Luxembourg) Holdings S.à r.l.

Weatherford International Holding (Bermuda) Ltd.

Weatherford International plc

Weatherford Investment Inc.

Weatherford Irish Holdings Limited

Weatherford Latin America LLC

Weatherford Management Company Switzerland Sàrl

Weatherford Management, LLC

Weatherford Netherlands B.V.

Weatherford Norge AS

Weatherford Oil Tool Middle East Limited

Weatherford Pangaea Holdings Ltd.

Weatherford Products GmbH

Weatherford Services S. de R.L.

Weatherford Services, Ltd.

Weatherford Switzerland Trading and Development GmbH

Weatherford Technology Holdings, LLC

Weatherford U.K. Limited

Weatherford U.S., L.P.

Weatherford URS Holdings, LLC

Weatherford Worldwide Holdings GmbH

Weatherford/Lamb, Inc.

WEUS Holding, LLC

WIHBV LLC

WOFS Assurance Limited

WOFS International Finance GmbH

WOFS Swiss Finance GmbH

WUS Holding, L.L.C.

EXPLANATORY NOTE

This Amendment No. 3 to Form T-3 (this “Amendment”) is being filed on behalf of Weatherford International, LLC, Weatherford International Ltd. and their affiliates expected to be guarantors of the 11.000% Senior Unsecured Notes due 2024 (collectively, the “Applicants”). This Amendment is being filed solely to (i) provide an updated form of indenture to be qualified hereby as Exhibit T3C-1 filed herewith and remove Exhibit T3C-2, replacing the previous indentures filed with the previous application, and update item 2 accordingly, (ii) file Exhibits T3A-76, T3B-62, T3E-5 and T3E-6 filed herewith, remove Exhibits T3A-47, T3A-65, T3B-44, T3B-46 and T3B-54 and update the table of co-applicants accordingly, (iii) file an updated Form T-1 as Exhibit 25.1 filed herewith, (iv) file the Organizational Chart as Exhibit 99.1 filed herewith, (v) file an updated Exhibit 99.2 and Exhibit 99.3 filed herewith and (vi) update the Index to Exhibits. This Amendment is not intended to amend or delete any other part of the Applicants’ Application for Qualification (the “Application”). All other information in the Application is unchanged and has been omitted from this Amendment.

2. Securities Act Exemption Applicable.

Pursuant to the terms of the proposed Plan of Reorganization, a copy of which is attached as an exhibit to the Disclosure Statement for Joint Prepackaged Plan of Reorganization for Weatherford International plc and its Affiliate Debtors under Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Disclosure Statement”), copies of which have been or are filed as Exhibits T3E-1, T3E-2, T3E-4 and T3E-5 to this application, respectively, the Applicants will offer, pursuant to a rights offering (the “Rights Offering”) to holders (collectively, the “Allowed Claim Holders”) of (i) those certain 5.125% senior unsecured notes due 2020, issued by Weatherford Bermuda; (ii) those certain 7.750% senior unsecured notes due 2021, issued by Weatherford Bermuda; (iii) those certain 5.875% exchangeable senior unsecured notes due 2021, issued by Weatherford Bermuda; (iv) those certain 4.500% senior unsecured notes due 2022, issued by Weatherford Bermuda; (v) those certain 8.250% senior unsecured notes due 2023, issued by Weatherford Bermuda; (vi) those certain 9.875% senior unsecured notes due 2024, issued by Weatherford Bermuda; (vii) those certain 6.500% senior unsecured notes due 2036, issued by Weatherford Bermuda; (viii) those certain 7.000% senior unsecured notes due 2038, issued by Weatherford Bermuda; (ix) those certain 9.875% senior unsecured notes due 2039, issued by Weatherford Bermuda; (x) those certain 6.750% senior unsecured notes due 2040, issued by Weatherford Bermuda; (xi) those certain 5.950% senior unsecured notes due 2042, issued by Weatherford Bermuda; (xii) those certain 9.875% senior unsecured notes due 2025, issued by Weatherford Delaware; and (xiii) those certain 6.800% senior unsecured notes due 2037, issued by Weatherford Delaware (collectively, the “Old Notes”) subscription rights (the “Subscription Rights”) to acquire each such Allowed Claim Holder’s corresponding pro rata share of up to $1.6 billion aggregate principal amount of the Issuers’ 2024 Notes for cash. Additionally, $500 million aggregate principal amount of the Issuers’ 2024 Notes will be issued on a pro rata basis to Allowed Claim Holders.

The 2024 Notes will be issued pursuant to the indenture to be qualified under this application (the “Indenture”), a copy of which is included herein as Exhibit T3C-1.

In connection with the Rights Offering, the Issuers entered into a backstop commitment agreement with certain holders of the Old Notes (the “Backstop Parties”) pursuant to which the Backstop Parties will commit to purchase any 2024 Notes not subscribed for in the Rights Offering (such unsubscribed 2024 Notes to be purchased by the Backstop Parties, the “Backstop Notes”). The Plan of Reorganization will become effective on the date on which all conditions to the effectiveness of the Plan of Reorganization have been satisfied or waived (the “Effective Date”).

The issuance of the 2024 Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of Title 11 of the United States Code (the “Bankruptcy Code”), which exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a claim against, an interest in, or an administrative expense claim against the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property.

The Applicants believe that the offer and issuance of the 2024 Notes will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the offer and issuance of the 2024 Notes constitutes an offer of securities not exempt from registration under Section 1145(a)(1) of the Bankruptcy Code, the Applicants will also rely on Section 4(a)(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder. The issuance of the Backstop Notes will not involve a public offering and is exempt from registration under the Securities Act pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

INDEX TO EXHIBITS

Exhibit	Description

Exhibit T3A-1*

Certificate of Formation of Weatherford International, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-3 of Weatherford International Ltd., a Swiss joint-stock corporation (File No. 333-194431), filed March 7, 2014)

Exhibit T3A-2*

Memorandum and Articles of Association of Weatherford International plc, an Irish public limited company (incorporated by reference to Exhibit 3.1 to Weatherford International plc’s Current Report on Form 8-K12B (File No. 1-36504) filed June 17, 2014)

Exhibit T3A-3*

Memorandum of Association of Weatherford International Ltd., a Bermuda exempted company (incorporated by reference to Annex II to the proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 of Weatherford International Ltd., a Bermuda exempted company (File No. 333-85644) filed May 22, 2002)

Exhibit T3A-4*	Certificate of Incorporation of Advantage R & D, Inc., a Delaware corporation

Exhibit T3A-5*	Certificate of Formation of Benmore In-Depth Corp., a Texas corporation

Exhibit T3A-6*	Amended and Restated Articles of Incorporation of Case Services, Inc., a Texas corporation

Exhibit T3A-7*	Certificate of Incorporation of Colombia Petroleum Services Corp., a Delaware corporation

Exhibit T3A-8*	Certificate of Incorporation of Columbia Oilfield Supply, Inc., a Delaware corporation

Exhibit T3A-9*	Certificate of Formation of Datalog Acquisition, LLC, a Delaware limited liability company

Exhibit T3A-10*	Articles of Incorporation of Discovery Logging, Inc., a Texas corporation

Exhibit T3A-11*	Articles of Incorporation of Edinburgh Petroleum Services Americas Incorporated, a Texas corporation

Exhibit T3A-12*	Certificate of Formation of eProduction Solutions, LLC, a Texas limited liability company

Exhibit T3A-13*	Articles of Incorporation of High Pressure Integrity, Inc., a Louisiana corporation

Exhibit T3A-14*	Articles of Incorporation of In-Depth Systems, Inc., a Texas corporation

Exhibit T3A-15*	Articles of Organization of International Logging LLC, a California limited liability company

Exhibit T3A-16*	Articles of Organization of International Logging S.A., LLC, a Nevada limited liability company

Exhibit T3A-17*	Memorandum of Association of Key International Drilling Company Limited, a Bermuda exempted company

Exhibit T3A-18*	Certificate of Limited Partnership of PD Holdings (USA), L.P., a Delaware limited partnership, as amended

Exhibit T3A-19*	Certificate of Formation of Precision Drilling GP, LLC, a Delaware limited liability company

Exhibit T3A-20*	Articles of Incorporation of Precision Energy International Ltd., an Alberta corporation

Exhibit T3A-21*	Articles of Incorporation of Precision Energy Services Colombia Ltd., an Alberta corporation, as amended

Exhibit T3A-22*	Certificate of Amendment and Registration of Restated Articles of Precision Energy Services ULC, an Alberta unlimited liability corporation

Exhibit T3A-23*	Certificate of Incorporation of Precision Energy Services, Inc., a Delaware corporation, as amended

Exhibit T3A-24*	Certificate of Limited Partnership of Precision Oilfield Services, LLP, a Texas registered limited liability partnership, as amended

Exhibit T3A-25*	Memorandum of Association of Sabre Drilling Ltd., a Bermuda exempted company

Exhibit T3A-26*	Certificate of Incorporation of Stealth Oil & Gas, Inc., a Delaware corporation

Exhibit T3A-27*	Articles of Incorporation of Tooke Rockies, Inc., a Wyoming corporation

Exhibit T3A-28*	Articles of Incorporation of Visean Information Services Inc., a Texas corporation, as amended

Exhibit T3A-29*	Amended and Restated Articles of Incorporation of Visual Systems, Inc., a California corporation

Exhibit T3A-30*	Articles of Incorporation of Warrior Well Services, Inc., an Illinois corporation

Exhibit T3A-31*	Memorandum of Association of Weatherford (Nova Scotia) ULC, a Nova Scotia unlimited liability corporation

Exhibit T3A-32*	Certificate of Formation of Weatherford (PTWI) L.L.C., a Delaware limited liability company

Exhibit T3A-33*	Certificate of Formation of Weatherford Artificial Lift Systems, LLC, a Delaware limited liability company

Exhibit T3A-34*	Certificate of Incorporation of Weatherford Australia Pty Limited, an Australian proprietary company

Exhibit	Description

Exhibit T3A-35*	Memorandum of Association of Weatherford Bermuda Holdings Ltd., a Bermuda exempted company

Exhibit T3A-36*	Certificate of Amendment and Registration of Restated Articles of Weatherford Canada Ltd., an Alberta corporation

Exhibit T3A-37*	Amended and Restated Memorandum of Association of Weatherford Colombia Limited, a British Virgin Islands international business company

Exhibit T3A-38*	Articles of Incorporation of Weatherford DISC Inc., a Nevada corporation

Exhibit T3A-39*	Amended and Restated Memorandum of Association of Weatherford Drilling International (BVI) Ltd., a British Virgin Islands international business company

Exhibit T3A-40*	Amended and Restated Memorandum of Association of Weatherford Drilling International Holdings (BVI) Ltd., a British Virgin Islands international business company

Exhibit T3A-41*	Articles of Association of Weatherford Eurasia Limited, an England corporation, as amended

Exhibit T3A-42*	Amended and Restated Articles of Association of Weatherford European Holdings (Luxembourg) S.á r.l, a Luxembourg private limited liability company

Exhibit T3A-43*	Articles of Organization of Weatherford Global Services LLC, a Louisiana limited liability company

Exhibit T3A-44*	Memorandum of Association of Weatherford Holdings (Bermuda) Ltd., a Bermuda exempted company

Exhibit T3A-45*	Amended and Restated Memorandum of Association of Weatherford Holdings (BVI) Ltd., a British Virgin Islands international business company

Exhibit T3A-46*	Articles of Association of Weatherford Holdings (Switzerland) GmbH, a Switzerland limited liability company

Exhibit T3A-47*	[Reserved.]

Exhibit T3A-48*	Amended and Restated Articles of Association of Weatherford International (Luxembourg) Holdings S.á r.l, a Luxembourg private limited liability company

Exhibit T3A-49*	Memorandum of Association of Weatherford International Holding (Bermuda) Ltd., a Bermuda exempted company

Exhibit T3A-50*	Certificate of Formation of Weatherford Investment Holding LLC, a Delaware limited liability company

Exhibit T3A-51*	Certificate of Incorporation of Weatherford Investment Inc., a Delaware corporation, as amended

Exhibit T3A-52*	Certificate of Formation of Weatherford Latin America LLC, a Delaware limited liability company

Exhibit T3A-53*	Articles of Association of Weatherford Management Company Switzerland Sárl, a Switzerland limited liability company

Exhibit T3A-54*	Certificate of Formation of Weatherford Management, LLC, a Delaware limited liability company

Exhibit T3A-55*	Articles of Association of Weatherford Netherlands B.V., a Netherlands private limited liability company

Exhibit T3A-56*	Articles of Association of Weatherford Norge AS, a Norway limited company

Exhibit T3A-57*	Amended and Restated Memorandum of Association of Weatherford Oil Tool Middle East Limited, a British Virgin Islands international business company

Exhibit T3A-58*	Memorandum of Association of Weatherford Pangaea Holdings Ltd., a Bermuda exempted company

Exhibit T3A-59*	Articles of Incorporation of Weatherford Products GmbH, a Switzerland limited liability company

Exhibit T3A-60*	Articles of Incorporation of Weatherford Services S. de R.L., a Panama corporation, as amended

Exhibit T3A-61*	Memorandum of Association of Weatherford Services, Ltd., a Bermuda exempted company

Exhibit T3A-62*	Articles of Association of Weatherford Switzerland Trading and Development GmbH, a Switzerland limited liability company

Exhibit T3A-63*	Certificate of Formation of Weatherford Technology Holdings, LLC, a Delaware limited liability company, as amended

Exhibit T3A-64*	Articles of Association of Weatherford U.K. Limited, an England corporation

Exhibit T3A-65*	[Reserved.]

Exhibit T3A-66*	Louisiana Partnership Registration Form of Weatherford U.S., L.P., a Louisiana limited partnership

Exhibit T3A-67*	Certificate of Formation of Weatherford URS Holdings, LLC, a Delaware limited liability company

Exhibit T3A-68*	Articles of Association of Weatherford Worldwide Holdings GmbH, a Switzerland limited liability company

Exhibit T3A-69*	Certificate of Incorporation of Weatherford/Lamb, Inc., a Delaware corporation

Exhibit	Description

Exhibit T3A-70*	Certificate of Formation of WEUS Holding, LLC, a Delaware limited liability company

Exhibit T3A-71*	Certificate of Formation of WIHBV LLC, a Delaware limited liability company

Exhibit T3A-72*	Memorandum of Association of WOFS Assurance Limited, a Bermuda exempted company

Exhibit T3A-73*	Articles of Incorporation of WOFS International Finance GmbH, a Switzerland limited liability company

Exhibit T3A-74*	Articles of Association of WOFS Swiss Finance GmbH, a Switzerland limited liability company

Exhibit T3A-75*	Certificate of Formation of WUS Holding, L.L.C., a Delaware limited liability company, as amended

Exhibit T3A-76	Certificate of Incorporation of Weatherford Irish Holdings Limited, an Irish limited company

Exhibit T3B-1*

Limited Liability Company Agreement of Weatherford International, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-3 of Weatherford International Ltd., a Swiss joint-stock corporation (File No. 333-194431), filed March 7, 2014)

Exhibit T3B-2*

Bye-Laws of Weatherford International Ltd., a Bermuda exempted company, as amended on May 10, 2016 (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-3 of Weatherford International plc (File No. 333-216034) filed February 13, 2017)

Exhibit T3B-3*	Bye-Laws of Advantage R & D, Inc., a Delaware corporation

Exhibit T3B-4*	Amended and Restated By-Laws of Benmore In-Depth Corp., a Texas corporation

Exhibit T3B-5*	Amended and Restated Bylaws of Case Services, Inc., a Texas corporation

Exhibit T3B-6*	By-Laws of Colombia Petroleum Services Corp., a Delaware corporation

Exhibit T3B-7*	Bylaws of Columbia Oilfield Supply, Inc., a Delaware corporation

Exhibit T3B-8*	Amended and Restated Limited Liability Company Agreement of Datalog Acquisition, LLC, a Delaware limited liability company

Exhibit T3B-9*	By-Laws of Discovery Logging, Inc., a Texas corporation

Exhibit T3B-10*	By-Laws of Edinburgh Petroleum Services Americas Incorporated, a Texas corporation

Exhibit T3B-11*	Company Agreement of eProduction Solutions, LLC, a Texas limited liability company

Exhibit T3B-12*	By-Laws of High Pressure Integrity, Inc., a Louisiana corporation

Exhibit T3B-13*	Bylaws of In-Depth Systems, Inc., a Texas corporation

Exhibit T3B-14*	Operating Agreement of International Logging LLC, a California limited liability company, as amended

Exhibit T3B-15*	Limited-Liability Company Agreement of International Logging S.A., LLC, a Nevada limited liability company, as amended

Exhibit T3B-16*	Bye-Laws of Key International Drilling Company Limited, a Bermuda exempted company

Exhibit T3B-17*	Agreement of Limited Partnership of PD Holdings (USA), L.P., a Delaware limited partnership, as amended

Exhibit T3B-18*	Limited Liability Company Agreement of Precision Drilling GP, LLC, a Delaware limited liability company

Exhibit T3B-19*	By-Law No. 1 of Precision Energy International Ltd., an Alberta corporation

Exhibit T3B-20*	By-Law Number 1 of Precision Energy Services Colombia Ltd., an Alberta corporation

Exhibit T3B-21*	By-Law No. 1 of Precision Energy Services ULC, an Alberta unlimited liability corporation

Exhibit T3B-22*	By-Law No. 2 of Precision Energy Services ULC, an Alberta unlimited liability corporation

Exhibit T3B-23*	Bylaws of Precision Energy Services, Inc., a Delaware corporation

Exhibit T3B-24*	Agreement of Limited Partnership of Precision Oilfield Services, LLP, a Texas registered limited liability partnership, as amended

Exhibit T3B-25*	Amended and Restated Bye-Laws of Sabre Drilling Ltd., a Bermuda exempted company

Exhibit T3B-26*	By-Laws of Stealth Oil & Gas, Inc., a Delaware corporation

Exhibit T3B-27*	Bylaws of Tooke Rockies, Inc., a Wyoming corporation

Exhibit T3B-28*	Amended and Restated By-Laws of Visean Information Services Inc., a Texas corporation

Exhibit T3B-29*	Amended and Restated Bylaws of Visual Systems, Inc., a California corporation

Exhibit T3B-30*	Bylaws of Warrior Well Services, Inc., an Illinois corporation

Exhibit T3B-31*	Articles of Association of Weatherford (Nova Scotia) ULC, a Nova Scotia unlimited liability corporation

Exhibit	Description

Exhibit T3B-32*	Limited Liability Company Agreement of Weatherford (PTWI), L.L.C., a Delaware limited liability company

Exhibit T3B-33*	Limited Liability Company Agreement of Weatherford Artificial Lift Systems, LLC, a Delaware limited liability company, as amended

Exhibit T3B-34*	Constitution of Weatherford Australia Pty Limited, an Australian proprietary company

Exhibit T3B-35*	Amended and Restated Bye-Laws of Weatherford Bermuda Holdings Ltd., a Bermuda exempted company

Exhibit T3B-36*	By-Law No. 1 of Weatherford Canada Ltd., an Alberta corporation

Exhibit T3B-37*	Amended and Restated Articles of Association of Weatherford Colombia Limited, a British Virgin Islands international business company

Exhibit T3B-38*	By-Laws of Weatherford DISC Inc., a Nevada corporation

Exhibit T3B-39*	Amended and Restated Articles of Association of Weatherford Drilling International (BVI) Ltd., a British Virgin Islands international business company

Exhibit T3B-40*	Amended and Restated Articles of Association of Weatherford Drilling International Holdings (BVI) Ltd., a British Virgin Islands international business company

Exhibit T3B-41*	Regulations of Weatherford Global Services LLC, a Louisiana limited liability company, as amended

Exhibit T3B-42*	Bye-Laws of Weatherford Holdings (Bermuda) Ltd., a Bermuda exempted company

Exhibit T3B-43*	Amended and Restated Articles of Association of Weatherford Holdings (BVI) Ltd., a British Virgin Islands international business company

Exhibit T3B-44*	[Reserved.]

Exhibit T3B-45*	Bye-Laws of Weatherford International Holding (Bermuda) Ltd., a Bermuda exempted company

Exhibit T3B-46*	[Reserved.]

Exhibit T3B-47*	Bylaws of Weatherford Investment Inc., a Delaware corporation

Exhibit T3B-48*	Amended and Restated Limited Liability Company Agreement of Weatherford Latin America LLC, a Delaware limited liability company

Exhibit T3B-49*	Limited Liability Company Agreement of Weatherford Management, LLC, a Delaware limited liability company, as amended

Exhibit T3B-50*	Amended and Restated Articles of Association of Weatherford Oil Tool Middle East Limited, a British Virgin Islands international business company

Exhibit T3B-51*	Bye-Laws of Weatherford Pangaea Holdings Ltd., a Bermuda exempted company

Exhibit T3B-52*	Amended and Restated Bye-Laws of Weatherford Services, Ltd., a Bermuda exempted company

Exhibit T3B-53*	Limited Liability Company Agreement of Weatherford Technology Holdings, LLC, a Delaware limited liability company, as amended

Exhibit T3B-54*	[Reserved.]

Exhibit T3B-55*	Amended and Restated Articles of Partnership in Commendam of Weatherford U.S., L.P., a Louisiana limited partnership

Exhibit T3B-56*	Limited Liability Company Agreement of Weatherford URS Holdings, LLC, a Delaware limited liability company

Exhibit T3B-57*	Bylaws of Weatherford/Lamb, Inc., a Delaware corporation

Exhibit T3B-58*	Limited Liability Company Agreement of WEUS Holding, LLC, a Delaware limited liability company, as amended

Exhibit T3B-59*	Limited Liability Company Agreement of WIHBV LLC, a Delaware limited liability company

Exhibit T3B-60*	Amended and Restated Bye-Laws of WOFS Assurance limited, a Bermuda exempted company

Exhibit T3B-61*	Limited Liability Company Agreement of WUS Holding, L.L.C., a Delaware limited liability company

Exhibit T3B-62	Constitution of Weatherford Irish Holdings Limited, an Irish limited company

Exhibit T3C-1	Form of Indenture Governing the 2024 Notes to be issued by Weatherford Delaware

Exhibit T3D	Not applicable

Exhibit T3E-1***	Disclosure Statement for the Joint Prepackaged Plan of Reorganization of Weatherford International plc and its Affiliate Debtors, dated June 28, 2019

Exhibit	Description

Exhibit T3E-2*	Joint Prepackaged Plan of Reorganization of Weatherford International plc and its Affiliate Debtors, dated June 28, 2019

Exhibit T3E-3*	Backstop Commitment Agreement among Weatherford International plc, the other Debtors and the Commitment Parties party thereto, dated July 1, 2019

Exhibit T3E-4*	First Amended Joint Prepackaged Plan of Reorganization of Weatherford International plc and its Affiliate Debtors, dated September 3, 2019

Exhibit T3E-5	Second Amended Joint Prepackaged Plan of Reorganization of Weatherford International plc and its Affiliate Debtors, dated September 9, 2019

Exhibit T3E-6	First Amendment to Backstop Commitment Agreement, by and among Weatherford International plc, its Affiliate Debtors and the Commitment Parties, dated as of September 9, 2019

Exhibit T3F-1	Cross-reference sheet (included in Exhibit T3C-1)

Exhibit 25.1	Form T-1 qualifying the Trustee under each Indenture to be qualified pursuant to this application

Exhibit 99.1	Organizational Chart

Exhibit 99.2	Directors, Executive Officers and Capitalization of each Applicant

Exhibit 99.3	Principal Owners of Voting Securities of each Applicant

*	Filed previously.
**	Post Effective Date Organizational Chart to be filed by amendment. Current Organizational Chart filed previously.
***	The exhibits related to the Disclosure Statement attached to Amendment No. 1 to this Form T-3 are available at http://www.primeclerk.com/Weatherford.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Weatherford International, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 23rd day of October, 2019.

(SEAL)		WEATHERFORD INTERNATIONAL, LLC

Attest:	/s/ Joshua S. Silverman	By:	/s/ Christine M. Morrison
	Name: Joshua S. Silverman		Name:	Christine M. Morrison
			Title:	Sole Manager of Sole Member

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Weatherford International, Ltd., an exempted company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Dubai, United Arab Emirates, on the 23rd day of October, 2019

(SEAL)		WEATHERFORD INTERNATIONAL, LTD.

Attest:	/s/ Christine M. Morrison	By:	/s/ Mohammed Dadhiwala
	Name: Christine M. Morrison		Name:	Mohammed Dadhiwala
			Title:	Vice President

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 23rd day of October, 2019.

(SEAL)		ADVANTAGE R&D, INC.
BENMORE IN-DEPTH CORP.
CASE SERVICES, INC.
COLOMBIA PETROLEUM SERVICES CORP.
COLUMBIA OILFIELD SUPPLY, INC.
DATALOG ACQUISITION, LLC
DISCOVERY LOGGING, INC.
EDINBURGH PETROLEUM SERVICES AMERICAS INCORPORATED
EPRODUCTION SOLUTIONS, LLC
HIGH PRESSURE INTEGRITY, INC.
IN-DEPTH SYSTEMS, INC.
INTERNATIONAL LOGGING LLC
INTERNATIONAL LOGGING S.A., LLC
PD HOLDINGS (USA), L.P.
PRECISION DRILLING GP, LLC
PRECISION ENERGY SERVICES, INC.
PRECISION OILFIELD SERVICES, LLP
STEALTH OIL & GAS, INC.
VISEAN INFORMATION SERVICES INC.
WEATHERFORD (PTWI), L.L.C.
WEATHERFORD ARTIFICIAL LIFT SYSTEMS, LLC
WEATHERFORD DISC INC.
WEATHERFORD GLOBAL SERVICES LLC
WEATHERFORD INVESTMENT INC.
WEATHERFORD LATIN AMERICA LLC
WEATHERFORD MANAGEMENT, LLC
WEATHERFORD TECHNOLOGY HOLDINGS, LLC
WEATHERFORD U.S., L.P.
WEATHERFORD URS HOLDINGS, LLC
WEATHERFORD/LAMB, INC.
WEUS HOLDING, LLC
WIHBV LLC
WUS HOLDING, L.L.C.

Attest:	/s/ Joshua S. Silverman	By:	/s/ Christine M. Morrison
	Name: Joshua S. Silverman	Name:	Christine M. Morrison
		Title:	Vice President

(SEAL)		TOOKE ROCKIES, INC.
VISUAL SYSTEMS, INC.
WARRIOR WELL SERVICES, INC.

Attest:	/s/ Joshua S. Silverman	By:	/s/ Christine M. Morrison
	Name: Joshua S. Silverman		Name:	Christine M. Morrison
			Title:	Vice President

(SEAL)		WEATHERFORD SERVICES, LTD.

Attest:	/s/ Christine M. Morrison	By:	/s/ Mohammed Dadhiwala
	Name: Christine M. Morrison		Name:	Mohammed Dadhiwala
			Title:	Vice President

(SEAL)		WEATHERFORD INTERNATIONAL PLC

Attest:	/s/ Christine M. Morrison	By:	/s/ Christoph Bausch
	Name: Christine M. Morrison		Name:	Christoph Bausch
			Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Dubai, United Arab Emirates, on the 23rd day of October, 2019.

(SEAL)		KEY INTERNATIONAL DRILLING COMPANY LIMITED
WEATHERFORD DRILLING INTERNATIONAL (BVI) LTD.

Attest:	/s/ Christine M. Morrison	By:	/s/ Andrew David Gold
	Name: Christine M. Morrison		Name:	Andrew David Gold
			Title:	President

(SEAL)		SABRE DRILLING LTD.
WEATHERFORD BERMUDA HOLDINGS LTD.
WEATHERFORD COLOMBIA LIMITED
WEATHERFORD DRILLING INTERNATIONAL HOLDINGS (BVI) LTD.
WEATHERFORD HOLDINGS (BERMUDA) LTD.
WEATHERFORD INTERNATIONAL HOLDING (BERMUDA) LTD.
WEATHERFORD PANGAEA HOLDINGS LTD.
WOFS ASSURANCE LIMITED

Attest:	/s/ Christine M. Morrison	By:	/s/ Mohammed Dadhiwala
	Name: Christine M. Morrison		Name:	Mohammed Dadhiwala
			Title:	Vice President

(SEAL)		WEATHERFORD HOLDINGS (BVI) LTD.
WEATHERFORD OIL TOOL MIDDLE EAST LIMITED

Attest:	/s/ Christine M. Morrison	By:	/s/ Mohammed Dadhiwala
	Name: Christine M. Morrison		Name:	Mohammed Dadhiwala
			Title:	Senior Vice President

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Calgary, and Province of Alberta, on the 23rd day of October, 2019.

(SEAL)		PRECISION ENERGY INTERNATIONAL LTD.
PRECISION ENERGY SERVICES COLOMBIA LTD.
PRECISION ENERGY SERVICES ULC
WEATHERFORD (NOVA SCOTIA) ULC
WEATHERFORD CANADA LTD.

Attest:	/s/ Pamela M. Webb	By:	/s/ Raymond Charles Smith
	Name: Pamela M. Webb		Name:	Raymond Charles Smith
			Title:	Vice President

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Baar, Switzerland on the 23rd day of October, 2019.

(SEAL)		WEATHERFORD HOLDINGS (SWITZERLAND) GMBH
WEATHERFORD MANAGEMENT COMPANY SWITZERLAND SÀRL
WEATHERFORD WORLDWIDE HOLDINGS GMBH

Attest:	/s/ Cristina Waber	By:	/s/ Valentin Mueller
	Name: Cristina Waber		Name:	Valentin Mueller
			Title:	Managing Officer

(SEAL)		WEATHERFORD PRODUCTS GMBH
WEATHERFORD SWITZERLAND TRADING AND DEVELOPMENT GMBH
WOFS INTERNATIONAL FINANCE GMBH

Attest:	/s/ Cristina Waber	By:	/s/ Mathias Neuenschwander
	Name: Cristina Waber		Name:	Mathias Neuenschwander
			Title:	Managing Officer

(SEAL)		WOFS SWISS FINANCE GMBH

Attest:	/s/ Cristina Waber	By:	/s/ Arjana Cabariu-Truong
	Name: Cristina Waber		Name:	Arjana Cabariu-Truong
			Title:	Manging Officer

(SEAL)		WEATHERFORD SERVICES S. DE R.L.

Attest:	/s/ Cristina Waber	By:	/s/ Mathias Neuenschwander
	Name: Cristina Waber		Name:	Mathias Neuenschwander
			Title:	Managing Officer, Weatherford Worldwide Holdings GmbH, as shareholder

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Luxembourg, on the 23rd day of October, 2019.

(SEAL)		WEATHERFORD EUROPEAN HOLDINGS (LUXEMBOURG) S.À R.L. WEATHERFORD INTERNATIONAL (LUXEMBOURG) HOLDINGS S.À R.L.
Attest:	/s/ Cristina Waber	By:	/s/ Mathias Neuenschwander
	Name: Cristina Waber		Name:	Mathias Neuenschwander
			Title:	Manager A

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Aberdeen, United Kingdom, on the 23rd day of October, 2019.

(SEAL)		WEATHERFORD EURASIA LIMITED

Attest:	/s/ Richard Strachan	By:	/s/ Neil MacLeod
	Name: Richard Strachan		Name:	Neil MacLeod
			Title:	Director

(SEAL)		WEATHERFORD U.K. LIMITED

Attest:	/s/ Richard Strachan	By:	/s/ Alexander Olsson
	Name: Richard Strachan		Name:	Alexander Olsson
			Title:	Director

(SEAL)		WEATHERFORD IRISH HOLDINGS LIMITED

Attest:	/s/ Christine M. Morrison	By:	/s/ Neil Alexander MacLeod
	Name: Christine M. Morrison		Name:	Neil Alexander MacLeod
			Title:	Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Amsterdam, the Netherlands, on the 23rd day of October, 2019.

(SEAL)		WEATHERFORD NETHERLANDS B.V.

Attest:	/s/ Marcus Johannes van Dijk	By:	/s/ August Willem Versteeg
	Name: Marcus Johannes van Dijk		Name:	August Willem Versteeg
			Title:	Managing Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Stavanger, Norway, on the 23rd day of October, 2019.

(SEAL)		WEATHERFORD NORGE AS

Attest:	/s/ Arve Eide Haraldsen	By:	/s/ Geir Egil Moller Olsen
	Name: Arve Eide Haraldsen		Name:	Geir Egil Moller Olsen
			Title:	Chairman of the Board

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Australia, on the 23rd day of October, 2019.

(SEAL)		WEATHERFORD AUSTRALIA PTY LIMITED

Attest:	/s/ Antonino Gullotti	By:	/s/ Robert Antonio DeGasperis
	Name: Antonino Gullotti		Name:	Robert Antonio DeGasperis
			Title:	Director